Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS				CDN GAAP
	2014	2013(1)	2012(1)	2011	2010

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	9,300	8,347	7,958	6,753	6,084
less: gain from investees	428	681	448	433	249

	8,872	7,666	7,510	6,320	5,835

Fixed charges	1,180	1,194	1,168	1,335	1,575

Earnings	10,052	8,860	8,678	7,655	7,410

Fixed charges
Interest expense	1,062	1,081	1,072	1,252	1,502
Estimate of the interest within rental expense	118	113	96	83	73

Fixed charges	1,180	1,194	1,168	1,335	1,575

Preference security dividend requirements(2)	198	274	274	274	282

Fixed charges and preferred dividends	1,378	1,468	1,442	1,609	1,857

Ratio of earnings to fixed charges	8.52	7.42	7.43	5.73	4.70

Ratio of earnings to fixed charges and preferred dividends	7.29	6.03	6.02	4.76	3.99

Including interest on deposits
Earnings
Income from continuing operations before income taxes	9,300	8,347	7,958	6,753	6,084
less: gain from investees	428	681	448	433	249

	8,872	7,666	7,510	6,320	5,835

Fixed charges	7,353	7,591	7,285	6,924	8,343

Earnings	16,225	15,257	14,795	13,244	14,178

Fixed charges
Interest expense	7,235	7,478	7,189	6,841	8,270
Estimate of the interest within rental expense	118	113	96	83	73

Fixed charges	7,353	7,591	7,285	6,924	8,343

Preference security dividend requirements(2)	198	274	274	274	282

Fixed charges and preferred dividends	7,551	7,865	7,559	7,198	8,625

Ratio of earnings to fixed charges	2.21	2.01	2.03	1.91	1.70

Ratio of earnings to fixed charges and preferred dividends	2.15	1.94	1.96	1.84	1.64

Note (1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).

Note (2)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.